Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-127313

                  Prospectus Supplement Dated October 17, 2005
          (To Prospectus filed on August 22, 2005 File No. 333-127313)

                            BIO-BRIDGE SCIENCE, INC.

                                   PROSPECTUS

                         570,000 shares of Common Stock

      This Prospectus Supplement, together with the Prospectus listed above, is required to be delivered by certain holders of the above-referenced shares or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced shares.

      This Prospectus Supplement supplements our 424(b)(3) prospectus dated August 12, 2005, as filed with the Securities and Exchange Commission on August 22, 2005, with the following additions and changes:

      1) Update our prospectus dated August 12, 2005 with the attached following document:

            a. Financial Information for the three and six month periods ended: June 30, 2005 and June 30, 2004

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this Prospectus Supplement.

                                INDEX TO FILINGS

                                                                         Annex

Financial Information for the three and six month periods
ended: June 30, 2005 and June 30, 2004                                     A

        Bio-Bridge Science, Inc.                                         Page

Index to Financial Statements

Balance Sheet as of December 31, 2004 and June 30, 2005
(unaudited) 3

Unaudited Statements of Operations for the three and six month periods
ended June 30, 2005 and June 30, 2004                                       4

Unaudited Statements of Changes in Shareholders' Equity for the
period from February 11, 2002 (inception) through June
30, 2005                                                                    5

Unaudited Statements of Cash flows for the six month periods
ended June 30, 2005 and June 30, 2004                                       6

Notes to Unaudited Financial Statements                                     7

                              FINANCIAL STATEMENTS

                    BIO-BRIDGE SCIENCE, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                         December 31,       June 30,
           ASSETS                                           2004              2005
                                                         -----------       -----------
                                                                           (UNAUDITED)
CURRENT ASSETS
  Cash and cash equivalents                              $   495,805       $   487,159

  Prepaid expenses and other current assets                   19,538            44,824
  Land use right, current portion                             15,783            15,783
                                                         -----------       -----------
      Total Current Assets                                   531,126           547,766

NOTE RECEIVABLE, NET OF DISCOUNT                              37,893            38,459

ADVANCE TO A CONSTRUCTION CONTRACTOR                         362,472            18,124

FIXED ASSETS, NET                                             18,599            29,169

CONSTRUCTION IN PROGRESS                                      81,133           432,731

LAND USE RIGHT, NET OF CURRENT PORTION                       355,111           347,220
                                                         -----------       -----------

     TOTAL ASSETS                                        $ 1,386,334       $ 1,413,469
                                                         ===========       ===========

           LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accrued expenses and other payables                    $    67,143            78,923
                                                         -----------       -----------
      Total current liabilities                               67,143            78,923

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
 Common stock, $0.001 par value, 100,000,000 shares
  authorized,
  30,841,590 and 30,271,590 shares issued and
  outstanding, respectively                                   30,272            30,842
 Additional paid-in capital                                2,995,342         3,279,772
 Prepaid consulting expense                                 (390,890)         (223,366)
 Accumulated other comprehensive loss                         (1,600)           (1,600)
 Deficit accumulated during the development stage         (1,313,933)       (1,751,102)
                                                         -----------       -----------

Total Shareholders' Equity                                 1,319,191         1,334,546
                                                         -----------       -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 1,386,334       $ 1,413,469
                                                         ===========       ===========

The accompanying notes are an integral part of these financial statements.

                    BIO-BRIDGE SCIENCE, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
   AND COMPREHENSIVE LOSS FOR THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005
         AND 2004, AND FOR THE PERIOD FROM FEBRUARY 11, 2002 (INCEPTION)
                              THROUGH JUNE 30, 2005

                                                                                                                For the Period From
                                                                                                                 February 11, 2002
                                                                                                                (Inception) Through
                                          Three months ended June 30,        Six months ended June 30,             June 30, 2005
                                        -------------------------------     -------------------------------       ------------
                                            2005               2004            2005              2004
                                        ------------       ------------     ------------       ------------
REVENUE                                 $         --       $         --     $         --       $         --       $         --

Research and development costs               (19,292)                --          (20,792)            (8,000)          (161,366)

General and Administrative Expenses         (219,591)           (58,654)        (417,745)          (233,331)        (1,592,061)
                                        ------------       ------------     ------------       ------------       ------------

LOSS FROM OPERATIONS                        (238,883)           (58,654)        (438,537)          (241,331)        (1,753,427)

OTHER INCOME/(LOSS)                              679                132            1,368               (192)             4,621

LOSS ON SALE OF INVESTMENT                        --                 --               --                 --             (2,296)
                                        ------------       ------------     ------------       ------------       ------------

NET LOSS                                    (238,204)           (58,522)        (437,169)          (241,523)        (1,751,102)

FOREIGN CURRENCY TRANSLATION LOSS                  1                 11               --                (19)            (1,600)
                                        ------------       ------------     ------------       ------------       ------------

COMPREHENSIVE LOSS                      $   (238,203)      $    (58,511)    $   (437,169)       $  (241,542)      $ (1,752,702)
                                        ============       ============     ============       ============       ============

LOSS PER SHARE, BASIC AND DILUTED
                                        $      (0.01)      $         --     $      (0.01)      $      (0.01)
                                        ============       ============     ============       ============

WEIGHTED AVERAGE SHARES OUTSTANDING,
BASIC AND DILUTED                         30,487,744         28,283,458       30,380,264         27,584,547
                                        ============       ============     ============       ============

The accompanying notes are an integral part of these financial statements.

                    BIO-BRIDGE SCIENCE, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
             UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES
          IN SHAREHOLDERS' EQUITY FOR THE PERIOD FROM FEBRUARY 11, 2002
                        (INCEPTION) THROUGH JUNE 30, 2005

                                                                                                         Deficit
                                                                                         Accumulated    Accumulated
                                                           Additional       Prepaid         Other        During the
                                    Common Stock            Paid-in        Consulting   Comprehensive  Development
                                 Shares        Amount       Capital         Expense          Loss          Stage         Total
                               -----------   -----------   -----------    -----------    -----------    -----------    -----------
Issuance of 13,750,000
shares at $0.00004              13,750,000   $    13,750   $   (13,200)   $        --    $        --    $        --    $       550

Issuance of 7,461,090
shares at $0.0468                7,461,090         7,461       341,719             --             --             --        349,180

Issuance of 1,875,000
shares at $0.12                  1,875,000         1,875       223,125             --             --             --        225,000

Foreign currency
translation loss                        --            --            --             --           (499)            --           (499)

Net loss                                --            --            --             --             --       (114,476)      (114,476)
                               -----------   -----------   -----------    -----------    -----------    -----------    -----------

BALANCE DECEMBER 31, 2002       23,086,090        23,086       551,644             --           (499)      (114,476)       459,755

Issuance of 3,508,425
shares at $0.12                  3,508,425         3,509       417,502             --             --             --        421,011

Issuance of 201,200 shares
at $0.32                           201,200           201        64,186             --             --             --         64,387

Foreign currency
translation loss                        --            --            --             --           (644)            --           (644)

Net loss                                --            --            --             --             --       (255,020)      (255,020)
                               -----------   -----------   -----------    -----------    -----------    -----------    -----------

BALANCE DECEMBER 31, 2003       26,795,715        26,796     1,033,332             --         (1,143)      (369,496)       689,489

Issuance of 434,600 shares
at $0.12                           434,600           435        51,715             --             --             --         52,150

Issuance of 1,125,275
shares at $0.32                  1,125,275         1,125       358,961             --             --             --        360,086

Issuance of 1,616,000
shares at $0.5                   1,616,000         1,616       806,382             --             --             --        807,998

Fair market value of Stock
options granted for services            --            --       695,052             --             --             --        695,052

Fair value of  shares
issued for services                100,000           100        49,900             --             --             --         50,000

Exercise of options                200,000           200            --             --             --             --            200

Deferred compensation                   --            --            --       (390,890)            --             --       (390,890)

Foreign currency
translation loss                        --            --            --             --           (457)            --           (457)

Net loss                                --            --            --             --             --       (944,437)      (944,437)
                               -----------   -----------   -----------    -----------    -----------    -----------    -----------

BALANCE DECEMBER 31, 2004       30,271,590        30,272     2,995,342       (390,890)        (1,600)    (1,313,933)     1,319,191

Issuance of 570,000 shares
at $0.5 (unaudited)                570,000           570       284,430             --             --             --        285,000

Amortization of deferred
compensation (unaudited)                --            --            --        167,524             --             --        167,524

Net loss (unaudited)                    --            --            --             --             --       (437,169)      (437,169)
                               -----------   -----------   -----------    -----------    -----------    -----------    -----------

BALANCE JUNE  30, 2005
(unaudited)                     30,841,590   $    30,842   $ 3,279,772    $  (223,366)   $    (1,600)   $(1,751,102)   $ 1,334,546
                               ===========   ===========   ===========    ===========    ===========    ===========    ===========

The accompanying notes are an integral part of these financial statements.

                    BIO-BRIDGE SCIENCE, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR SIX MONTHS ENED JUNE 30, 2005 AND 2004, AND FOR THE PERIOD FROM
               FEBRUARY 11, 2002 (INCEPTION) THROUGH JUNE 30, 2005

                                                                                                    For the Period From
                                                                                                     February 11, 2002
                                                                                                  (Inception) Through June
                                                                   For Six Months Ended June 30,        30, 2005
                                                                   -----------------------------  ------------------------
                                                                      2005              2004
                                                                   -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                                          $  (437,169)      $  (241,523)      $(1,751,102)
 Adjustments to reconcile net loss to net cash used in
operating activities:
 Depreciation                                                            2,869             1,547             8,679
 Amortization of land use right                                          7,891                19            31,557
 Amortization of prepaid consulting expenses                           167,524                --           471,686
 Stock issued for services                                                  --                --            50,550
 Loss on sale of investment                                                 --                --             2,296
 Increase (decrease) in prepaid expenses and other assets               (7,729)           10,108             2,544
 Increase in accrued expenses and other payables                        11,779            10,453            78,923
                                                                   -----------       -----------       -----------
    Net Cash Used In Operating Activities                             (254,835)         (219,396)       (1,104,867)
                                                                   -----------       -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of land use right                                                 --                            (394,559)
 Increase in constructions in progress                                (351,597)          (34,912)         (432,730)
 Purchase of fixed assets                                              (13,439)           (1,348)          (37,848)
 Purchase of investment                                                     --                             (40,000)
 Advance to a construction contractor                                  326,224                --           (36,248)
                                                                   -----------       -----------       -----------
      Net Cash Used In Investing Activities                            (38,812)          (36,260)         (941,385)
                                                                   -----------       -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from sale of common stock                                    285,000         1,240,234         2,535,012
                                                                   -----------       -----------       -----------
      Net Cash Provided By Financing Activities
                                                                       285,000         1,240,234         2,535,012
                                                                   -----------       -----------       -----------

 EFFECT OF EXCHANGE RATE CHANGES ON CASH                                     1               (20)           (1,601)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    (8,646)          984,558           487,159

                                                                                                       -----------
 Cash and cash equivalents, beginning of period                        495,805           220,291
                                                                   -----------       -----------       -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                           $   487,159       $ 1,204,849       $   487,159
                                                                   ===========       ===========       ===========

SUPPLEMENTAL CASH FLOW INFORMATION
 Interest Paid                                                     $        --       $        --       $        --
                                                                   ===========       ===========       ===========
 Income taxes Paid                                                 $        --       $        --       $        --
                                                                   ===========       ===========       ===========

The accompanying notes are an integral part of these financial statements.

                    BIO-BRIDGE SCIENCE, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
             NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
                         STATEMENTS AS OF JUNE 30, 2005

NOTE 1 - BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements of Bio Bridge Science Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the requirements for reporting on Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in United States of America for complete financial statements. However, such information reflects all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary for the fair presentation of the consolidated financial position and the consolidated results of operations. Results shown for interim periods are not necessarily indicative of the results to be obtained for a full fiscal year. The condensed consolidated balance sheet information as of December 31, 2004 was derived from the audited consolidated financial statements included in the Company's Registration Statement Form SB -
2. These interim financial statements should be read in conjunction with that report.

NOTE 2 - NATURE OF COMPANY

Bio-Bridge Science, Inc. (a development stage company) ("the Company") was incorporated in the State of Delaware on October 26, 2004 to serve as a vehicle to effect an exchange of capital stock with Bio-Bridge Science Corporation, a Cayman Islands corporation, to redomicile from the Cayman Islands to Delaware. The Company's fiscal year end is December 31.

The Company is a development stage enterprise as defined by Statement of Financial Accounting Standards (SFAS) No. 7, "Accounting and Reporting by Development Stage Enterprises." All losses accumulated since the inception of the Company will be considered as part of the Company's development stage activities. The Company has not commenced revenue generating activities.

On December 1, 2004, the Company acquired all of the outstanding shares of Bio-Bridge Science Corporation ("BBSC"), a Cayman Islands corporation, in exchange for 29,971,590 shares of its common stock, and as a result, BBSC became a wholly owned subsidiary of Bio-Bridge Science, Inc. BBSC was incorporated in the Cayman Islands on February 11, 2002. At the time of the exchange, BBSC held a 100% interest in Bio-Bridge Science (Beijing) Corp. ("BBS Beijing") a wholly-foreign funded enterprise of the People's Republic of China ("PRC") which was established on May 20, 2002. Bio-Bridge Science (Beijing) has been issued an operating license for 25 years, which can be renewed for an additional 25-year term for a nominal fee. BBS Beijing is currently engaged in the development and commercialization of the HIV-PV vaccine, I in mainland China.

The acquisition was accounted for as a reverse merger (recapitalization) with Bio-Bridge Science Corporation deemed to be the accounting acquirer, and Bio-Bridge Science Inc. deemed to be the legal acquirer. Accordingly, the historical financial information presented in the financial statements is that of Bio-Bridge Science Corporation as adjusted to give effect to any difference in the par value of the issuer's and the accounting acquirer's stock with an offset to capital in excess of par value. The basis of the assets, liabilities and retained earnings of BBSC, the accounting acquirer, have been carried over in the recapitalization.

NOTE 3 - GOING CONCERN

The accompanying condensed consolidated financial statements have been prepared on the basis that the Company will continue as a going concern which assumes the realization of assets and settlement of liabilities in the normal course of business. Since its inception, the Company has been engaged in organizational and pre-operating activities. Furthermore, the Company has generated no revenue and has incurred accumulated losses and negative operating cash flows of $1,751,102 and $1,104,867, respectively, since inception. Continuation of the Company's existence is dependent upon its ability to obtain additional capital and sustain profitable operations.

The uncertainty related to these conditions raises substantial doubt about the Company's ability to continue as going concern. The accompanying condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

During the next 12 months, the Company intends to raise capital through an offering of its securities or from loans to continue research and development of HIV-PV Vaccine I in China as well as complete the construction of its laboratory in China. The Company has no current arrangements for obtaining the additional cash and working capital it may require, and will seek to raise it through the public or private sales of its securities, or loans, or a combination of the foregoing. The Company cannot guarantee financing will be available, on acceptable terms or at all. At this time, the Company is unable to determine when the HIV-PV Vaccine I will become fully developed manufactured and sold. The Company does not expect to generate any significant revenues in the next 12 months. If the Company fails to obtain other financing, either through an offering of our securities or by obtaining additional loans, we may be unable to maintain our operations.

NOTE 4 - ECONOMIC AND POLITICAL RISKS

The Company faces a number of risks and challenges since its operation is in PRC and its primary market is in the PRC. We have operations in China, where we are currently engaged in pre-clinical testing of our HIV-PV Vaccine I product. Our business operations may be adversely affected by the political environment in the PRC. The PRC has operated as a socialist state since 1949 and is controlled by the Communist Party of China. In recent years, however, the government has introduced reforms aimed at creating a "socialist market economy" and policies have been implemented to allow business enterprises greater autonomy in their operations. Changes in the political leadership of the PRC may have a significant effect on laws and policies related to the current economic reforms program, other policies affecting business and the general political, economic and social environment in the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, the imposition of additional restrictions on currency conversion and remittances abroad, and foreign investment. These effects could substantially impair our business, profits or prospects in China. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increases of such disparities could affect the political or social stability of the PRC.

NOTE 5 - USE OF ESTIMATES

The preparation of the condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and expenses during the reporting periods. Actual results when ultimately realized could differ from those estimates.

NOTE 6 - LOSS PER SHARE

Basic loss per share has been computed using the weighted average number of common shares outstanding during the corresponding periods. Diluted loss per share is computed based on the weighted average number of common shares and all common equivalent shares outstanding during the periods in which they are dilutive. Common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) or warrants. As of June 30, 2005 common stock equivalents consist of 1,192,675 options that each convert into one share of the Company's common stock. For the three months and six months ended June 30, 2005 and 2004, common equivalent shares have been excluded from the calculation of loss per share as their effect is anti-dilutive.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of financial instruments including cash and cash equivalents, note receivable, prepaid expenses and other current assets, accrued expenses and other payables, approximates their fair value at June 30, 2005 and December 31, 2004 due to the relatively short-term nature of these instruments.

NOTE 8 - FOREIGN CURRENCY CONVERSION

The Company's financial information is presented in US dollars. The functional currency Renminbi (RMB) of the Company is translated into United States dollars from RMB at quarter / year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

                                                  2005      2004
                                                 ------    ------
Quarter / Year end RMB : US$ exchange rate       8.2765    8.2765

Average yearly RMB : US$ exchange rate 8.2765 8.2766

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

On July 22, 2005, Renminbi rose approximately 2 percent against the US dollar at the exchange rate of 8.11 to 1.

NOTE 9 - SHAREHOLDER'S EQUITY

On December 1, 2004, the Company issued to Columbia China Capital Group, Inc. an option to purchase 1,342,675 shares of common stock at $.001 per share to be exercised within a three-year period in consideration for financial consulting services to be provided over a two year period. The options granted were granted outside the Company's stock option plan. On December 1, 2004, 200,000 of these options were exercised. The options were valued at their fair value of $670,098 at the date of grant, which was determined by the Black-Scholes valuation method using the following assumptions: no expected dividend yield; risk-free interest rates of 3.4%; expected lives of 3 years; and estimated volatility of 85% based on recent history of the stock price in the industry. The value of the options issued was capitalized by the company as a prepaid consulting fee and is being amortized over the two year term of the service agreement. During the six months ended June 30, 2005, $167,524 of this amount was amortized and included in the accompanying statement of operations, and the remaining unamortized amount of $223,366 was reflected as prepaid consulting costs in the accompanying statement of changes in shareholders' equity as of June 30, 2005. The option values are recalculated at the end of each quarter until the services are complete. During the six months ended June 30, 2005, there have been new issuances of 570,000 shares of common stock at $0.5 per share. All the external conditions and assumptions used in the Black-Scholes valuation method remain unchanged. Therefore the Company believes there is no change in the valuation of the carrying stock options as of June 30, 2005.

The following represents transactions involving the purchases of the Company's common stock for cash categorized by period (for the period from the date of inception to June 30, 2005):

2002:

      ISSUANCE OF 13,750,000 SHARES AT $0.00004 FOR TOTAL CONSIDERATION OF $550

o At inception, 13,750,000 shares of common stock were issued for a total cash payment of $550.

      ISSUANCE OF 7,461,090 SHARES AT $0.0468 FOR TOTAL CONSIDERATION OF
      $349,180

o On July 15, 2002, 1,675,000 shares were issued to two individuals for a total cash payment of $78,390.

o On July 19, 2002, 2,125,000 shares were issued for a cash payment of $99,450.

o On June 27, 2002, 786,090 shares were issued for a cash payment of $36,790.

o On November 8, 2002, 2,875,000 shares were issued to 9 individuals for a total cash payment of $134,550.

      ISSUANCE OF 1,875,000 SHARES AT $0.12 FOR TOTAL CONSIDERATION OF $225,000

o On September 6, 2002, 375,000 shares of common stock were issued for a cash payment of $45,000.

o On November 8, 2002, 250,000 shares were issued for a cash payment of $30,000.

o On November 12, 2002, 1,250,000 shares were issued to five individuals for a total cash payment of $150,000. 2003:

      ISSUANCE OF 3,508,425 SHARES AT $0.12 FOR TOTAL CONSIDERATION OF $421,011

o On July 14, 2003, 250,000 shares were issued for a cash payment of $30,000.

o     On July 28, 2003, 75,000 shares were issued for a cash payment of $9,000.

o On July 29, 2003, 291,750 shares were issued for a cash payment of $35,010.

o On August 7, 2003, 50,000 shares were issued to two individuals for a total cash payment of $6,000.

o On September 2, 2003, 125,000 shares were issued for a cash payment of $15,000.

o On September 3, 2003, 1,500,000 shares were issued for a cash payment of $180,000.

o On September 12, 2003, 83,350 shares were issued for a cash payment of $10,001.

o On November 5, 2003, 883,325 shares were issued to two individuals for a total cash payment of $106,000.

o On December 31, 2003, 250,000 shares were issued for $30,000. This amount was recorded as subscription receivable by the Company as of December 31, 2003 and subsequently collected on January 5, 2004.

      ISSUANCE OF 201,200 SHARES AT $0.32 FOR TOTAL CONSIDERATION OF $64,387

o On October 20, 2003, 93,750 shares were issued to two individuals for a total cash payment of $30,000.

o On November 5, 2003, 28,025 shares were issued for a cash payment of $8,977.

o On November 6, 2003, 25,000 shares were issued for a cash payment of $8,000.

o On November 12, 2003, 23,175 shares were issued to three individuals for a total cash payment of $7,410.

o On December 18, 2003, 31,250 shares were issued for a cash payment of $10,000.

NOTE 9 - SHAREHOLDER'S EQUITY (CONTINUED)

2004:

      ISSUANCE OF 434,600 SHARES AT $0.12 FOR TOTAL CONSIDERATION OF $52,150

o On March 25, 2004, 434,600 shares were issued to three individuals for a total cash payment of $52,150.

      ISSUANCE OF 1,125,275 SHARES AT $0.32 FOR TOTAL CONSIDERATION OF $360,086

o On January 26, 2004, 12,500 shares of common stock were issued for a cash payment of $4,000.

o On January 30 2004, 14,750 shares were issued for a cash payment of $4,720.

o On February 18, 2004, 31,250 shares were issued for a cash payment of $10,000.

o     On March 5, 2004, 14,175 shares were issued for a cash payment of $4,540.

o On March 15, 2004, 23,375 shares were issued to three individuals for a total cash payment of $7,480.

o     On March 17, 2004, 15,625 shares were issued for a cash payment of $5,000.

o On March 26, 2004, 46,875 shares were issued to two individuals for a total cash payment of $15,000.

o On March 31, 2004, 31,250 shares were issued for a cash payment of $10,000.

o     On April 2, 2004, 31,250 shares were issued for a cash payment of $10,000.

o     On April 6, 2004, 31,250 shares were issued for a cash payment of $10,000.


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o     On April 28, 2004, 57,500 shares were issued for a cash payment of
      $18,400.

o On April 30, 2004, 251,725 shares were issued to ten individuals for a total cash payment of $80,546.

o On May 11, 2004, 50,000 shares were issued to two individuals for a total cash payment of $16,000.

o     On May 15, 2004, 13,750 shares were issued for a cash payment of $4,400.

o On May 28, 2004, 500,000 shares were issued for a cash payment of $160,000.

      ISSUANCE OF 1,616,000 SHARES AT $0.50 FOR TOTAL CONSIDERATION OF $807,998

o     On May 31, 2004, 20,000 shares were issued for a cash payment of $10,000.

o On June 1, 2004, 240,000 shares were issued to three individuals for a total cash payment of $120,000.

o On June 4, 2004, 85,000 shares were issued to four individuals for a total cash payment of $42,498.

o On June 5, 2004, 81,000 shares were issued to three individuals for a total cash payment of $40,500.

o On June 7, 2004, 80,000 shares were issued to four individuals for a total cash payment of $40,000.

o On June 8, 2004, 40,000 shares were issued to two individuals for a total cash payment of $20,000.

o On June 9, 2004, 60,000 shares were issued to two individuals for a total cash payment of $30,000.

o On June 11, 2004, 140,000 shares were issued to six individuals for a total cash payment of $70,000.

o On June 12, 2004, 60,000 shares were issued to two individuals for a total cash payment of $30,000.

o     On June 13, 2004, 20,000 shares were issued for a cash payment of $10,000.

o On June 14, 2004, 260,000 shares were issued to nine individuals for a total cash payment of $130,000.

o On June 15, 2004, 530,000 shares were issued to twelve individuals for a total cash payment of $265,000.

                        Other Capital Stock Transactions

On December 1, 2004, the Company issued 100,000 shares of its common stock and an option to purchase an additional 50,000 shares of its common stock at $.001 per share to Richardson & Patel, LLC in consideration for legal services. The shares issued were valued at $50,000, their fair value at the date of issuance. The options granted were valued at $24,954 at the date of grant, which was determined by the Black-Scholes valuation method, using the following assumptions: no expected dividend yield; risk-free interest rates of 3.4%; expected lives of 3 years; and estimated volatility of 85 percent based on recent history of the stock price in the industry.

On December 1, 2004, 200,000 shares of common stock were issued at $0.001 per share for a cash payment of $200 from an exercise of stock options.

2005:

      ISSUANCE OF 570,000 SHARES AT $0.5 FOR TOTAL CONSIDERATION OF $285,000

o On April 22, 2005, 20,000 shares were issued to one individual for a total cash payment of $10,000.

o On May 9, 2005, 100,000 shares were issued to one individual for a cash payment of $50,000.

o On May 10, 2005, 100,000 shares were issued to one individual for a cash payment of $50,000.

o On May 20, 2005, 100,000 shares were issued to one individual for a total cash payment of $50,000.


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o     On June 6, 2005, 60,000 shares were issued to one individual for a total cash payment of $30,000.

o On June 13, 2005, 50,000 shares were issued to two individuals for a total cash payment of $25,000.

o On June 15, 2005, 40,000 shares were issued to one individual for a total cash payment of $20,000.

o On June 20, 2005, 100,000 shares were issued to two companies for a total cash payment of $50,000.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Construction commitment

In May 2003, the Company acquired a land use right for approximately 2.8 acres of land in the Tianzhu Export Processing Zone, Shunyi District, Beijing, China, which the Company plans to develop into a laboratory and biomanufacturing facility in compliance with Good Manufacturing Practices, or GMP, regulations primarily for clinical trials of HIV-PV Vaccine I. As of June 30, 2005, the Company has received all necessary permits and approvals and construction of the facility had commenced. The outside main body of the GMP laboratory has been completed as of June 30, 2005. The Company has entered into a construction contract relating to the completion for this facility. As of June 30, 2005 a payment of $362,472 has been made to this contractor (of which, $18,124 remains prepaid), and has a further outstanding commitment under this contract of $362,472. The Company estimates that the cost of the building and outfitting of this facility is $3,000,000, of which $ 2,600,000 remains to be funded as of June 30, 2005, and the construction and installation of equipment related to the facility will be substantially completed by October 2005. As of June 30, 2005 and December 31, 2004 total construction in progress amounted to $432,731 and $81,133, respectively.

Note 11 - Subsequent Event.

Subsequent to June 30, 2005, the Company raised $571,100 through the sale of 1,142,200 shares of common stock pursuant to Regulation S.

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